X AB 3/20

[redacted]

14049210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Near Earth, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

945 West Road
(No. and Street)

New Canaan	Connecticut	06840
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hoyt Davidson Managing Member — 203-972-9062
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name -- *if individual, state last, first, middle name*)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/28

OATH OR AFFIRMATION

I, *HOYT DAVIDSON*, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *NEAR EARTH, LLC as of Dec 31, 2013*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

x [signature]
Signature

MANAGING MEMBER
Title

x Ryan A Mones
Notary Public

RYAN ANTHONY MONES
Notary Public, State of Connecticut
My Commission Expires Dec. 31, 2016

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NEAR EARTH, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

NEAR EARTH, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
Cash and cash equivalents	$	14,104
Accounts receivable		4,158
Investments (Note 1)		52,341
Other assets		4,376
Total assets	$	74,979
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	3,579
Members' equity		71,400
Total liabilities and members' equity	$	74,979

The accompanying notes are an integral part of these financial statements.

NEAR EARTH, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

1. Nature of business and summary of significant accounting policies
Nature of Operations

Near Earth, LLC (the "Company"), a Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company earns consulting and advisory fees, including compensation in the form of stock or stock options, from providing investment banking services through its participation in private placement offerings and providing merger and acquisition, financial advisory and general corporate consulting services to companies.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue from placement fees upon completion of private placement offerings, merger and acquisition advisory success fees upon the successful consummation of such transactions, strategic and financial advisory retainers in the month of receipt, and consulting fees over the life of the underlying agreements at the time work is performed and services are rendered.

Cash Equivalents

The Company considers money market mutual funds and other highly-liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes. As such, it does not pay any taxes. The Company's income or loss is taken into consideration in the tax returns of its members for federal and state income tax purposes.

Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist. As of and for the year ended December 31, 2013 all of the Company's investments held and income on principal transactions were valued using Level 3 inputs.

The Company's investments include an equity interest in a private portfolio company (the "Portfolio Company") that is carried at fair value as determined by Management. Management utilizes the Company's pro-rata interest in the net assets of the Portfolio Company as reported by the Portfolio Company's management. Management considers all relevant information available at the time the Portfolio Company values its investments. Management has assessed factors including, but not limited to, the Portfolio Company's price transparency and valuation procedures in place, capital subscription and redemption activity, and existence of certain redemption restrictions. The Portfolio Company generally records its investments at fair value in accordance with U.S. GAAP. The fair value at which the Portfolio Company is presented in the statement of financial condition may be different from the amount the Company would receive in a sale or liquidation of its investment and the differences may be material.

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities:				
Investments				
PCG Satellite Investment	$ -	$ -	$ 46,279	$ 46,279
Space Services Holdings Inc.	$ -	$ -	$ 6,062	$ 6,062
Total assets	$ -	$ -	$ 52,341	$ 52,341

The following is a reconciliation of Level 3 investments for the year ended December 31, 2013:

	Balance December 31, 2012	Net additions/ (sale)	Net change in unrealized appreciation/ (depreciation)	Balance December 31, 2013
Assets				
Equity Securities:				
Investments				
PCG Satellite Investment	$ 28,541	$ -	$ 17,738	$ 46,279
Space Services Holdings Inc.	$ -	$ 6,062	$ -	$ 6,062
Total assets	$ 28,541	$ 6,062	$ 17,738	$ 52,341

The following table provides information on the valuation techniques and nature of significant unobservable inputs used to determine the value of level three assets:

Asset	**Fair Value December 31, 2013**	**Valuation Techniques**	**Unobservable Inputs**	**Range of Inputs (Weighted Average)**
Equities	$ 52,341	Derived price	Value of underlying assets discounted for lack of marketability	25%-35% (30%)

2. Commitments and Contingencies

Office Lease
The lease automatically renews month to month unless and until either party notifies the other party of its intent to terminate the agreement.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 1500%. At December 31, 2013, the Company's net capital of $10,525 was $5,525 in excess of its required net capital of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

5. Recent regulatory developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

6. Subsequent Events

Through the date that the financial statements were available for issuance, there are no additional events that need to be disclosed.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Near Earth, LLC
945 West Road
New Canaan, CT 06840

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Near Earth, LLC, (the Company) as of December 31, 2013.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Near Earth, LLC., as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 7, 2014